THIRD SUPPLEMENTAL INDENTURE
This THIRD SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”), dated as of July 13, 2012, among ProMotion Controls, Inc. (the “Guaranteeing Subsidiary”), a subsidiary of Victor Technologies Group, Inc. (formerly known as Thermadyne Holdings Corporation), a Delaware corporation (the “Company”), the Company and U.S. Bank National Association, as trustee under the Indenture referred to below (the “Trustee”).
W I T N E S S E T H
WHEREAS, the Company has heretofore executed and delivered to the Trustee an indenture (the “Indenture”), dated as of December 3, 2010 providing for the issuance of 9% Senior Secured Notes due 2017 (the “Notes”);
WHEREAS, the Indenture provides that under certain circumstances the Guaranteeing Subsidiary shall execute and deliver to the Trustee a supplemental indenture pursuant to which the Guaranteeing Subsidiary shall unconditionally guarantee all of the Company’s Obligations under the Notes and the Indenture on the terms and conditions set forth herein (the “Guarantee”); and
WHEREAS, pursuant to Section 9.01 of the Indenture, the Trustee is authorized to execute and deliver this Supplemental Indenture.
NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Guaranteeing Subsidiary and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:
1.    Capitalized Terms. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.
2.    Agreement To Guarantee. The Guaranteeing Subsidiary hereby agrees to provide an unconditional Guarantee on the terms and subject to the conditions set forth in the Guarantee and in the Indenture including but not limited to Article 11 thereof.
4.    No Recourse Against Others. No director, officer, employee, incorporator or stockholder of the Company or any Guarantor, as such, will have any liability for any obligations of the Company or the Guarantors under the Notes, this Indenture, the Guarantees, the Security Documents or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.
5.    New York Law To Govern. THE INTERNAL LAW OF THE STATE OF NEW YORK SHALL GOVERN AND BE USED TO CONSTRUE THIS SUPPLEMENTAL INDENTURE WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.
6.    Counterparts. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

7.    Effect Of Headings. The Section headings herein are for convenience only and shall not affect the construction hereof.
8.    The Trustee. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Guaranteeing Subsidiary and the Company.

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IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed and attested, all as of the date first above written.

PROMOTION CONTROLS, INC.

By	/s/ Jeffrey S. Kulka
Name: Jeffrey S. Kulka
Title: Exec. Vice President and CFO

VICTOR TECHNOLOGIES GROUP, INC.

By	/s/ Jeffrey S. Kulka
Name: Jeffrey S. Kulka
Title: Exec. Vice President and CFO

U.S. BANK NATIONAL ASSOCIATION, as Trustee

By	/s/ Raymond S. Haverstock
Name: Raymond S. Haverstock
Title: Vice President

U.S. BANK NATIONAL ASSOCIATION, as Collateral Trustee

By	/s/ Raymond S. Haverstock
Name: Raymond S. Haverstock
Title: Vice President

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